

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Leonard F. Barker
Chief Financial Officer
Unilens Vision, Inc.
10431 72nd Street
North, Largo, Florida 33777

>   **Re: Unilens Vision, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **Form 10-Q for the Quarter Ended September 30, 2010**
>   **File No. 000-17861**

Dear Mr. Barker:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.
    .

Form 10-K for the Fiscal Year Ended June 30, 2010

Cover Page

1.   You indicate that your common stock is registered under Section 12(b) of the Exchange Act. Please advise us as to when and how you registered your securities under the Exchange Act or revise your future filings as appropriate.

Patents and Technology, page 4

2.   In your future filings, please expand the third sentence of this section to disclose the duration of the patent.

Report of Independent Registered Public Accounting Firm, page 20

3.   Please amend your Form 10-K to include an audit report that is signed by your auditors. Refer to Item 302 (a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

Directors and Executive Officers, page 39

4.   In your future filings, please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Vitale, Bennett, Lupien and Pecora should serve as directors.

Signatures, page 49

5.   In your future Form 10-Ks, please indicate parenthetically who is signing in their capacity as principal executive officer, principal financial officer, and as principal accounting officer or controller. In your future Form 10-Qs, please indicate parenthetically who is signing in their capacity as principal financial officer or principal accounting officer.

Exhibits 31.1 and 31.2

6.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that the language in paragraph 4(d) includes an improper reference to "annual report" rather than "report" and that you have also deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report.)" The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings, including any amendment to this filing, to include corrected certifications. Please note this comment also applies to your Form 10-Q for the quarterly period ended September 30, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Report of Independently Registered Public Accounting Firm, page 12

7.   Please amend your Form 10-Q to include a review report that is signed by your auditors. Refer to Item 302 (a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

Exhibits 31.1 and 31.2

8.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that the language in paragraph 4(d) includes an improper reference to "annual report" rather than "report" and that you have also deleted the language "the registrant's fourth fiscal quarter in the case of an annual report." The certifications should be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings, including any amendment to this filing, to include corrected certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551- 3602, or Tim Buchmiller, Reviewing Attorney, at (202) 551- 3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief